Exhibit 99.1

SMIC starts volume production of LCOS backplane wafers for 1080P Rear Projection HDTV market

Shanghai [2005-11-11]

In a strategic, continuous move to expand its Silicon foundry business into the booming rear projection HDTV market, Semiconductor Manufacturing International Corporation (NYSE:SMI) today announced volume production and shipment of 1080P LCOS backplane wafers to key global leading LCOS IDM and fabless customers.

“SMIC’s leading-edge backplane Silicon technology enables high performance but low defect LCOS panel and system optics and thus premier quality of rear projection TV in a truly high-definition format,” said Roger Lee, Senior Vice President of SMIC. “Thanks to the efficient and dedicated LCOS development team for their persistent, diligent and excellent work, this success would greatly help placing SMIC ahead of competitors as the leading foundry of choice for LCOS backplane wafers to global IDM and fabless customers.”

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 90-nanometer and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, including the statement that SMIC’s volume production and shipment of 1080P LCOS backplane wafers would greatly help place SMIC ahead of its competitors as the leading foundry of choice for LCOS backplane wafers, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.